EXHIBIT 12

                      CENDANT CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

                                                                       SIX MONTHS ENDED
                                                                           JUNE 30,
                                                                   -----------------------
                                                                      2001          2000
                                                                   ---------     ---------
      EARNINGS BEFORE FIXED CHARGES:
      Income before income taxes, minority interest and
        equity in Homestore.com                                    $     909     $     515
      Plus: Fixed charges                                                457           226
      Less: Equity income (loss) in unconsolidated affiliates             (4)            6
            Minority interest                                             28            60
                                                                   ---------     ---------

      Earnings available to cover fixed charges                    $   1,342     $     675
                                                                   =========     =========

      FIXED CHARGES(1):
      Interest, including amortization of deferred
        financing costs                                            $     400     $     136
      Minority interest                                                   28            60
      Interest portion of rental payment                                  29            30
                                                                   ---------     ---------

      Total fixed charges                                          $     457     $     226
                                                                   =========     =========

      RATIO OF EARNINGS TO FIXED CHARGES                           $   2.94x(2)  $   2.99x(3)
                                                                   =========     =========

----------
(1) Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor.
(2) Income before income taxes, minority interest and equity in Homestore.com includes a net gain on the dispositions of businesses of $435 million, partially offset by other charges of $212 million. Excluding such amounts, the ratio of earnings to fixed charges is 2.45x.
(3) Income before income taxes, minority interest and equity in Homestore.com includes net restructuring charges of $106 million and a net loss on the dispositions of businesses of $10 million, partially offset by litigation-related credits of $33 million. Excluding such amounts, the ratio of earnings to fixed charges is 3.35x.